Exhibit 99.55

Mayfair Gold Files Technical Report for Fenn-Gib Gold Project

VANCOUVER, BC, Jan. 15, 2026 /CNW/ - Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSXV: MFG) (OTCQX: MFGCF) is pleased to announce that it has filed a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects for the Fenn-Gib Gold Project located in the Timmins Gold District in Northeastern Ontario. The report is titled “Fenn-Gib Project: NI 43-101 Technical Report and Pre-Feasibility Study” A copy of the technical report is available under the Company’s profile on SEDAR+.

This technical report was prepared by Ausenco Engineering Canada ULC.

Semi-Retirement of VP Technical Services

As of January 14, 2026, Richard Klue having successfully contributed to the preparation and completion of the Fenn-Gib Pre-Feasibility Study he has decided to move toward semi-retirement and, rather than continuing in traditional full-time role, plans to remain active by assisting Mayfair Gold Corp. on an hourly basis, while also exploring non-executive board opportunities and other turnaround projects. Mayfair would like to thank Richard for his contributions and leadership in advancing the Fenn-Gib project to this stage as he moves into much deserved semi-retirement.

About Mayfair Gold

Mayfair Gold is a Canadian mineral exploration company focused on advancing the 100% controlled Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit is Mayfair’s flagship asset and currently hosts an updated NI 43-101 open pit constrained mineral resource estimate with an effective date of September 3, 2024 with a total Indicated Resource of 181.3M tonnes containing 4.3M ounces at a grade of 0.74 g/t Au and an Inferred Resource of 8.92M tonnes containing 0.14M ounces at a grade of 0.49 g/t Au at a 0.30 g/t Au cut-off grade.

Cautionary Notes to U.S. Investors Concerning Resource Estimates

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. Securities and Exchange Commission applicable to domestic United States issuers. Accordingly, the information concerning the Company’s mineral properties contained in this news release is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements, and the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards applicable to United States issuers.

Cautionary Note Regarding Forward Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking information in this news release includes, but is not limited to, statements regarding the design, development and execution of the Project, the PFS demonstrating the strong economics and free cash flow potential associated with developing the Project as a targeted, high-grade operation that can be advanced through the Ontario permitting process, the belief that the permitting process can be advanced quickly, positioning the Project for timely development within the current gold cycle, the Project having exceptional value potential, with strong free cash flow and robust economics that further enhance its attractiveness to investors, finalizing engineering and design work, advancing environmental approvals in preparation for a construction decision within the Company’s target goal of two to three years, advancing permitting activities, detailed engineering and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030, and all economics set out in the PFS.

Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking information whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking information reflect management’s beliefs, opinions and projections as of the date of this news release.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

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For further information: For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1 (855) 350-5600, info@mayfairgold.ca.

CO: Mayfair Gold Corp.

CNW 20:38e 15-JAN-26